SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                Schedule 13D


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                      PACIFIC GATEWAY PROPERTIES, INC.
                              (Name of Issuer)

                   Common Stock Par Value $1.00 Per Share
                       (Title of Class of Securities)

                                 694329103
                               (CUSIP Number)

                               Perry Goldberg
                             Specks & Goldberg
                             10 S. Wacker Drive
                                 Suite 3600
                             Chicago, IL 60606
                               (312) 715-4566

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              September 21, 1994
          (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or
    (4), check the following box.

    Check the following box if a fee is being paid with the statement. (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.
                             Page 1 of 7 Pages
                          Exhibit Index on Page 6

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    1.   Name of Reporting Person:

         Perry Goldberg

    2.   Check the Appropriate Box if a Member of a Group:
                                                                   (a)

                                                                   (b)

    3.   SEC Use Only

    4.   Source of Funds:  PF/OO

    5.   Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):


    6.   Citizenship or Place of Organization:  United States

    Number of Shares Beneficially Owned By Each Reporting Person With:

    7.   Sole Voting Power:  169,900

    8.   Shared Voting Power:  80,000

    9.   Sole Dispositive Power:  169,900

    10.  Shared Dispositive Power:  80,000

    11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

         249,900

    12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                      x
    13.  Percent of Class Represented by Amount in Row (11):  6.44%

    14.  Type of Reporting Person:  IN

    CUSIP NO. 694329103 Amendment No. 1 to 13D   Page 3 of 7 Pages

    [TEXT]    This statement constitutes Amendment No. 1 to the
    Statement on Schedule 13D filed with the Securities and Exchange Commission on October 27, 1993 (the "Schedule 13D") by Perry Goldberg ("Mr. Goldberg") in connection with the beneficial ownership of shares of Common Stock, par value $1.00 per share of Pacific Gateway Properties, Inc. Pursuant to Rule 13d-2(c) promulgated under the Securities Exchange Act of 1934, as amended (the "Act") and Item 101(a)(2)(ii) of Regulation S-T promulgated under the Act, the entire text of the Schedule 13D, except Exhibit 1 to the Schedule 13D, is hereby amended and restated as set forth below.

    Item 1.   Securities and Issuer.

         This statement relates to the Common Stock, $1.00 par value per share, (the "Shares") of Pacific Gateway Properties, Inc. (the "Company"). The principal executive offices of the Company are located at One Rincon Center, 101 Spear Street, San Francisco, CA 94105.

    Item 2.   Identity and Background.

         The reporting person is Perry Goldberg, partner in the law firm of Specks & Goldberg, 10 South Wacker Drive, Suite 3600, Chicago, Illinois 60606. Mr. Goldberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five (5) years. During the last five
    (5) years, Mr. Goldberg has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Mr. Goldberg is a United States citizen.

    Item 3.   Source and Amount of Funds or Other Consideration.

         Mr. Goldberg has purchased the Shares being reported herein out of his personal funds for an aggregate purchase price of $714,548.05, except for 1,200 Shares being reported herein and purchased by Mr. Goldberg's wife, Margaret Goldberg, out of her personal funds for an aggregate purchase price of $19,672.00, and 78,800 Shares being reported herein and purchased by the Specks & Goldberg Ltd. Profit Sharing Plan and Trust (the "Profit Sharing Plan"), out of the Profit Sharing Plan's assets for an aggregate purchase price of $687,745.19.

    Item 4.   Purpose of Transaction.

         The Shares to which this Statement relates have been acquired by Mr. Goldberg for investment purposes. Mr. Goldberg may,

    CUSIP NO. 694329103 Amendment No. 1 to 13D   Page 4 of 7 Pages

    nonetheless, seek to influence the direction and management of the Company in connection with his investment therein.

         Mr. Goldberg intends to seek additional information about the Company by conducting a detailed and continuous review of his investment therein, and on the basis of such review, market conditions, and such other factors as he may deem relevant, may make a determination to increase or decrease his investment in the Company. Accordingly, Mr. Goldberg expressly reserves the right to
    (i) dispose of all or any part of his investment in the Shares by public or private sale, merger or otherwise, or (ii) acquire additional Shares, or other securities of the Company, in each case, at such prices and on such terms as Mr. Goldberg may deem advisable. In addition, based upon such review, market conditions and other factors, and in light of the circumstances then existing, Mr. Goldberg will consider what, if any, changes would be desirable to be proposed, in the Company's assets, corporate structure, dividend policy, capitalization, operation, properties, policies, management and personnel, and whether it would be desirable to propose any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries. No plans or proposals have been formulated in this connection, and accordingly, no final decisions have been reached with respect to any of the foregoing.

         From time to time, Mr. Goldberg has engaged in informational discussions with the management of the Company, members of the Board of Directors of the Company, and other shareholders of the Company pertaining to the management, business, operations, assets, liabilities, results of operations and prospects of the Company, during which Mr. Goldberg has repeatedly expressed his dissatisfaction with one or more of the foregoing. Mr. Goldberg may continue to engage in such discussions.

    Item 5.   Interest in Securities of the Issuer.

         Mr. Goldberg beneficially owns 249,900 Shares, or approximately 6.44% of the Company's outstanding shares as of June 30, 1994. The percentages set forth herein are based on 3,878,964 Shares outstanding as of June 30, 1994, as reported by the Company on Form 10Q. In addition, Mr. Goldberg disclaims beneficial ownership of 9,400 Shares owned of record by his two adult daughters, but with respect to which Mr. Goldberg may be deemed to be the beneficial owner.

         Mr. Goldberg has (i) sole voting and sole dispositive power with respect to 169,900 Shares, and (ii) shared voting power and shared dispositive power with respect to 80,000 Shares, 78,800 Shares of which are owned of record by the Profit Sharing Plan for which Mr. Goldberg is a trustee, and 1,200 Shares which are owned of record by his wife, Margaret Goldberg. In addition, Mr. Goldberg disclaims beneficial ownership of 9,400 Shares owned by

    CUSIP NO. 694329103 Amendment No. 1 to 13D   Page 5 of 7 Pages

    his two adult daughters (neither of whom resides with Mr.
    Goldberg), but as to which shares Mr. Goldberg may be deemed to have voting and/or dispositive powers.

         The information contained in the table attached hereto as
    Exhibit 2 (which itemizes all transactions in the Shares effected by Mr. Goldberg during the past sixty (60) days) is hereby incorporated herein by reference.

         Mr. Goldberg's wife, Margaret Goldberg, has the right to receive dividends and sale proceeds in respect of the 1,200 Shares owned of record in her name. The Profit Sharing Plan has the right to receive dividends and sale proceeds in respect of the 78,800 Shares for which it is the record owner.

    Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mr. Goldberg is not a party to any contract, arrangement or understanding with respect to any securities of the Company.

    Item 7.   Material to be Filed as Exhibits.

    Exhibit 2 Table filed in response to Item 5(c) of Schedule 13D with respect to transactions in Shares effected by Mr. Goldberg in the sixty (60) days preceding the date hereof.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated:  September 27, 1994



                                       /s/ PERRY GOLDBERG
                                       Perry Goldberg

    CUSIP NO. 694329103 Amendment No. 1 to 13D   Page 6 of 7 Pages

                               EXHIBIT INDEX


    Exhibit No.         Document Description          Page No.

         2         Table filed in response to Item    7
                   5(c) of Schedule 13D with respect
                   to transactions in Shares effected
                   by Mr. Goldberg in the sixty (60)
                   days preceding the date hereof.

    CUSIP NO. 694329103 Amendment No. 1 to 13D   Page 7 of 7 Pages


                                 EXHIBIT 2

                   TRANSACTIONS IN THE SHARES EFFECTED BY
                    MR. GOLDBERG IN THE PAST SIXTY DAYS*


                   Number of Shares    Price
                     Purchased or       Per      Where/How
    Trade Date         (Sold)          Share     Effected

    Aug. 5, 1994   Purchased 2,500     $3 3/4    Am. Stock Exchg.

    Aug. 17, 1994  Purchased   500     $4 3/8    Am. Stock Exchg.

    Sept, 21, 1994 Purchased 8,100     $4 1/4    Am. Stock Exchg.

     Total Purchased:  11,100 Shares

    * There were no transactions in the Shares in the past sixty days effected by the Profit Sharing Plan, Mr. Goldberg's wife or either of Mr. Goldberg's daughters.
